Exhibit 99.1

(NYSE American: CANF) (TASE:CFBI) Can - Fite Presentation March 2020 (NYSE American: CANF) (TASE:CFBI)

(NYSE American: CANF) (TASE:CFBI) Forward Looking Statement 2 • This presentation contains forward - looking statements, about Can - Fite’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects . All statements in this communication, other than those relating to historical facts, are “forward looking statements” . • Forward - looking statements can be identified by the use of forward - looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters . Forward - looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made . Because forward - looking statements relate to matters that have not yet occurred, these statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause Can - Fite’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward - looking statements . Important factors that could cause actual results, performance or achievements to differ materially from those anticipated in these forward - looking statements include, among other things, our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all ; uncertainties of cash flows and inability to meet working capital needs ; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts ; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials ; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals ; the clinical development, commercialization and market acceptance of our product candidates ; our ability to establish and maintain strategic partnerships and other corporate collaborations ; the implementation of our business model and strategic plans for our business and product candidates ; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others ; competitive companies, technologies and our industry ; and statements as to the impact of the political and security situation in Israel on our business . More information on these risks, uncertainties and other factors is included from time to time in the “Risk Factors” section of Can - Fite’s Annual Report on Form 20 - F filed with the SEC on April 2 , 2019 and other public reports filed with the SEC and in its periodic filings with the TASE . • Existing and prospective investors are cautioned not to place undue reliance on these forward - looking statements, which speak only as of the date hereof . Can - Fite undertakes no obligation to publicly update or review any forward - looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws .

Company Profile

- Advanced clinical stage drug development company with a compelling platform technology

- Small molecule drug products in Phase II and Phase III clinical studies; covered by 14 Patent Families

- Highly experienced management, clinical and regulatory teams

- Successful corporate partnerships and licensing deals with ~$18 M received to date

- Listed on NYSE American (CANF) and Tel-Aviv Stock Exchange (CFBI); ~8.7 M ADRs outstanding; ~260 M ordinary shares outstanding (*1 ADR = 30 Ordinary Shares)

(NYSE American: CANF) (TASE:CFBI)
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CAN-FITE BioPharma Ltd.

(NYSE American: CANF) (TASE:CFBI) From Concept to Technology 4 Company platform technology mimics natural body mechanism to combat cancer and inflammation

(NYSE American: CANF) (TASE:CFBI) Therapeutic Target • A 3 adenosine receptor (A 3 AR) • Highly expressed in inflammatory and cancer cells Drug product • Small molecules • Orally bioavailable drugs Therapeutic Effect • Anti - inflammatory and anti - cancer effects shown in Phase II studies; Excellent safety profile A 3 AR is utilized as a Predictive Biomarker • Utilized to predict patient’s response to the drug Platform Technology Targeted therapy, specifically aimed at diseased cells Inflammatory / Tumor Cells Normal Cells A 3 Adenosine Receptor (A 3 AR) 5

Drug Development Pipeline

Drug	Pre-clinical	Phase I	Phase II	Phase III	Market
Piclidenoson					
• Rheumatoid Arthritis	50% Enrollment Completed; Interim Analysis Expected Q4 2020				~$50.5B
• Psoriasis	50% Enrollment Completed				~$11.3B
• Coronavirus COVID-19	Collaboration				$?
Namodenoson					
• Liver Cancer	Phase III Study - Under Preparation				~$3.8B
• NASH	Phase II Results Expected Q1/2020				~$35B
CF602					
• Erectile Dysfunction	Ongoing				~$3.2B
Cannabinoid-Based Pharmaceuticals					
• Autoimmune, cancer, metabolic indications	Ongoing				~$56.7B

**Sources: iHealthcare Analyst estimates global psoriasis drug market will be $11.3 B by 2025 and the global rheumatoid arthritis drug market will be $50.5 B by 2025; DelveInsight estimates the HCC drug market at $3.8B in 2027; Grand View Research estimates the global erectile dysfunction drug market at $3.2B by 2022; Deutsche Bank puts the peak market for NASH therapies at $35B to $40B by 2025. Adroit Market Research estimates that the medical cannabis market is projected to grow at CAGR of 29% to $56.7B by 2026 , Adroit Market Research*

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CAN-FITE BioPharma Ltd.

(NYSE American: CANF) (TASE:CFBI) 7 7 • Collaboration Rationale - Cannabinoids induce their therapeutic effects via binding to Can Fite ’ s drugs ’ target, the A 3 adenosine receptor • Intellectual Property - Can - Fite filed a patent protecting the discovery of cannabinoid - based treatment of diseases where A 3 AR is overexpressed including liver cancer, other cancers, autoimmune, inflammatory and metabolic diseases • New cannabis - based pharmaceuticals – being co - developed by Can - Fite and Univo based on Can - Fite ’ s unparalleled expertise in the A 3 AR arena • CBD - based A 3 AR assays - being co - developed by Can - Fite and U nivo, marketed by Univo on a ‘ fee for service ’ basis to other pharma companies • Medical cannabis market - projected to grow at CAGR of 29 % to $ 56.7 B by 2026 * Cannabinoid - Based Pharmaceuticals & Assays *Source: Adroit Market Research CBN Can - Fite & Univo Pharmaceuticals Strategic Partnership CBG CBD THC

(NYSE American: CANF) (TASE:CFBI) Corporate Partnerships: Out - licensing deals 8 ~$18 million* upfront and milestone payments received to date for licensing and distribution deals *$8.5M was from a license with a Japanese company, SKK; the license was terminated due to SKK’s strategic change of focus to ind ications not related to autoimmune diseases Licensing Partner Drug Indication Region Piclidenoson RA & Psoriasis Canada Piclidenoson RA & Psoriasis Spain, Austria Switzerland Piclidenoson & Namodenoson RA, Psoriasis, Liver Cancer & NASH China, Hong Kong, Macau, Taiwan Piclidenoson RA South Korea Namodenoson Liver Cancer & NASH South Korea Piclidenoson Psoriasis South Korea Potential future milestones may trigger additional milestone payments & royalties

(NYSE American: CANF) (TASE:CFBI) 9 Piclidenoson Rheumatoid Arthritis, Psoriasis & Coronavirus COVID - 19 Piclidenoson – Anti - Inflammatory Drug Mechanism of Action

(NYSE American: CANF) (TASE:CFBI) Phase IIb study, Placebo controlled; 79 patients – Positively concluded Rheumatoid Arthritis - Phase IIb Data 10 *MTX, Biological Drugs *MTX, Biological Drugs Patients with No Prior Systemic Therapy* ACR20 ACR50 ACR 70 ACR Response Rates Placebo (n=8) Piclidenoson (n=8) All Patients ACR Response Rates p=0.035 ACR20 ACR 50 ACR70 Piclidenoson 1mg Placebo Treatment week 0 4 8 12 80% 60% 40% 20% 0% 80% 60% 40% 20% 0%

(NYSE American: CANF) (TASE:CFBI) Rheumatoid Arthritis - Phase III Study Ongoing ACRobat – Can - Fite’s Phase III clinical study is designed to establish Piclidenoson as non - inferior to MTX in newly diagnosed patients with moderate - to - severe RA This Protocol is in Agreement with EMA • Randomized, double - blind, active and placebo - controlled • Completed 50% enrollment out of 500 patients planned for Europe, Canada and Israel • Primary endpoint is Disease Activity Score (DAS) of Low Disease Activity (LDA) at week 12 • Secondary endpoints include proportion of subjects achieving DAS remission; 24 week total duration • Correlation between A3AR expression and response to Piclidenoson will be analyzed • Implemented interim analysis by IDMC to improve study’s efficacy and accelerate path towards regulatory approval 11 Piclidenoson 1 mg, Piclidenoson 2 mg, Methotrexate , or matching placebo tablets every 12 hours in a 2:2:2:1 ratio Piclidenoson 1 mg Piclidenoson 2 mg Methotrexate Placebo 24 0 R At Week 12, any subject who has not experienced at least 20% improvement in both the number of swollen and number of tender joints will be given escape therapy with open - label oral MTX 12

(NYSE American: CANF) (TASE:CFBI) Psoriasis Phase II/III Data vs. Celgene ’ s Otezla * 12 • Phase II/III study did not achieve the primary endpoint of PASI 75 at 12 weeks • Otezla® sales were $1.6 billion in 2018, 26% increase over 2017 1 • Peak Otezla® sales estimated at $3.1 billion 2 • Phase II/III study showed that at weeks 24 and 32, Piclidenoson's efficacy as measured by PASI compares well to Otezla® and this is the basis for the current Phase III study Sources: 1) Celgene 2018 annual report 2) JP Morgan *Comparisons are derived from reported Otezla Phase 3 data vs. Piclidenoson Phase 2 data and are not an actual head - to - head clinical trial. If this were a head - to - head clinical trial, outcomes may be different.

Psoriasis Phase III Study - Ongoing

Comfort – Phase III clinical study is designed to establish Piclidenoson superiority vs. placebo and non-inferiority vs. Otezla in patients with moderate-to-severe Plaque Psoriasis

This Protocol is in Agreement with EMA

- Randomized, double-blind, active and placebo-controlled
- Completed 50% enrollment of 407 patients planned for the study in Europe, Canada and Israel
- Primary endpoint is PASI 75 at week 16 vs. placebo
- Secondary endpoints include non-inferiority vs. Otezla at week 32
- Patients are selected to the study based on over expression of the A3AR biomarker
- 32 week total duration; optional extension to 48 week



Comfort
Study
Extension (optional)
Piclidenoson 2 mg (n=111)
Piclidenoson 3 mg (n=111)
Otezla (n=111)
Placebo (n=74)
R
R
(max n=25)
0
16
32
48
Study week

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CAN-FITE BioPharma Ltd.

(NYSE American: CANF) (TASE:CFBI) Coronavirus COVID - 19 – Exploring Collaborations Rheumatoid arthritis drugs are being used to treat coronavirus COVID - 19 • Can - Fite is now actively exploring collaborations with leading virology labs to develop Piclidenoson as treatment for coronavirus • Piclidenoson’s anti - viral effect is protected by U.S. patent US7589075 • In some patients, coronavirus creates uncontrolled immune response and rheumatoid arthritis drugs may be used for treatment • China has approved the use of Roche’s Actemra (also approved by U.S. FDA to treat rheumatoid arthritis) to treat coronavirus patients with serious lung damage • China is conducting a clinical trial of Actemra in 188 coronavirus patients • Gilead is conducting a clinical study in China combining its rheumatoid arthritis drug chloroquine with its anti - viral candidate for the treatment of coronavirus 14

(NYSE American: CANF) (TASE:CFBI) 15 Namodenoson Advanced Liver Cancer & NASH Namodenoson – Liver Disease Drug Mechanism of Action

(NYSE American: CANF) (TASE:CFBI) • While the study ( 78 patients) did not achieve its primary endpoint, it did achieve superiority in survival in the largest subpopulation of CPB 7 , 56 patients - 6.8 month median overall survival vs. 4.3 months for placebo • CPB 7 group treated with Namodenoson had 44 % of patients treated with Namodenoson completed at least 12 months of treatment vs. 18% • Partial response of 9 % has been achieved in the Namodenoson treated group vs. 0 % in the placebo group • Favorable safety profile and lack of hepatotoxicity Liver Cancer - Phase II Data CPB7 Overall Survival 44% 18% -5% 5% 15% 25% 35% 45% 55% Namodeneson Placebo 12 - month survival rate CPB7 12 Months Survival P= 0.028 16

(NYSE American: CANF) (TASE:CFBI) • Successfully Concluded End of Phase II Meeting with FDA An agreement on a pivotal Phase III design has been reached with FDA: • Double - blind, Placebo - controlled • Child Pugh B7 (CPB7) patients - 2 nd or 3 rd line • Oral treatment two times per day • Primary endpoint: Overall Survival • Secondary endpoints: Progression - Free Survival; Safety; PK • Submitted Phase III Protocol to EMA – one Phase III study for concurrent regulatory approval in U.S. and Europe upon successful study results • Orphan Drug Status - granted by FDA and EMA • Fast Track Status - granted by FDA • Compassionate Use Program - currently treating liver cancer patients in Israel Preparatory Work for Phase III 17

(NYSE American: CANF) (TASE:CFBI) NASH – Excellent Pre - clinical Data 18 Namodenoson markedly improved liver function & pathology in NASH experimental models (STAM & CCL4) x Anti - inflammatory - Namodenoson reduces NAFLD Activity Score (NAS) in STAM model x Anti - Fibrotic effect - in vitro and in the CCL 4 model x Anti steatotic effect - Significant decrease in steatosis, ballooning and lobular inflammation (STAM) x ALT - a decrease in plasma ALT and triglyceride levels (STAM & CCL 4 ) x Liver protective effect - Protects the liver against Ischemia/Reperfusion injury Robust Decrease in ALT

(NYSE American: CANF) (TASE:CFBI) NASH – Phase II Study 19 • Multicenter, randomized, double - blinded, placebo - controlled, dose - finding efficacy and safety study 60 patients with NAFLD with or without NASH • Efficacy end points : Lately amended to include following parameters: 1. Mean % change from baseline in serum ALT levels 2. % change from baseline in hepatic steatosis (MRI - PDFF) 3. Metabolic parameters including serum TG and HDL cholesterol ; AST; Hb A1c and HOMA (in diabetic subjects) 4. Body weight; waist circumference 5. Proportion of subjects whose serum ALT level normalizes; Completed Patient Enrollment Data Expected March 2020 Namodenoson 12.5mg Placebo Week 12 0 R Namodenoson 25 mg

Spotlight on Milestones

- Namodenoson:
  - ➢ NAFLD/NASH Phase II data readout (~$35 B Opportunity) — March 2020
  - ➢ Liver Cancer Phase III study initiation (~$3.8 B Opportunity) — Under Preparation
- Piclidenoson:
  - ➢ Rheumatoid Arthritis Phase III 50% patient enrollment completed; Interim Analysis Upcoming (~$50.5 B Opportunity) — Interim Analysis Q4 2020
  - ➢ Psoriasis Phase III patient enrollment (~$11.3 B Opportunity) — Enrollment Ongoing

**Sources: iHealthcare Analyst estimates global psoriasis drug market will be $11.3 B by 2025 and the global rheumatoid arthritis drug market will be $50.5 B by 2025; DelveInsight estimates the HCC drug market at $3.8 b in 2027; Grand View Research estimates the global erectile dysfunction drug market at $3.2b by 2022; Deutsche Bank puts the peak market for NASH therapies at $35 b to $40 b by 2025.*

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